

BRITISH AMERICAN
TOBACCO

GC/KC/1000210866

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom

Alan F. Porter
Company Secretary

Tel +44 (0)20 7845 1507
Fax +44 (0)20 7845 2189
www.bat.com

4 August 2003

FILE No.
82 • 33

Securities & Exchange Commission
450 5th Street N.W.,
Judiciary Plaza
Washington D.C. 20549
USA


03029309

Dear Sirs

File 82-33

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act of 1934 ("the Act") I enclose an announcement that was filed with the London Stock Exchange today.

The enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act.

Kindly acknowledge receipt by signing and returning the attached copy of this letter.

Yours faithfully

G C W Cunnington
Assistant Secretary

Attached: British American Tobacco wins bid for Serbian tobacco company


SEC MAIL
RECEIVED
PROCESSING
AUG 14 2003

BRITISH AMERICAN
TOBACCO

www.bat.com

news release


FILE No.
82 • 33

For immediate release: Monday, 4 August 2003

British American Tobacco wins bid for Serbian tobacco company

British American Tobacco was today confirmed by the Serbian Government as the winning bidder for a 67.8% holding in the Serbian tobacco company Duvanska Industrija Vranje (DIV) for €50 million.

In addition, the Group has committed to invest €24 million in factory modernisation over two years and further amounts over five years on social programmes.

In 2002 DIV manufactured and sold approximately 1.6 billion cigarettes – about 8% of the total Serbian market. It employs around 570 people and is based in Vranje in southern Serbia.

British American Tobacco's imported international brands already account for approximately 13% of the market, including Lucky Strike which is Serbia's top-selling international brand. The acquisition will allow Serbian manufacture of the brands, freeing them from import duties. In the longer term, export opportunities are planned as neighbouring countries in south east Europe develop free trade agreements.

Following completion of the transaction DIV employees will hold approximately 17.6% of the issued share capital. The remaining 14.6% stake will be retained by the Government.

The transaction, which is subject to both parties agreeing and signing a sale and purchase agreement, is expected to be completed by September this year.

Contacts

British American Tobacco Press Office
David Betteridge/Ann Tradigo/Sarah Corbey
+44 (0) 20 7845 2888 (24 hours)

Investor Relations
Ralph Edmondson/Rachael Cummins
+44(0) 20 7845 1180 or 1519

Notes to editors

- Duvanska Industrija Vranje is one of two Serbian tobacco businesses privatised this month. Around half of Serbia's adult population smokes. Typically a local brand costs the equivalent of €0.49 per pack of 20 and Lucky Strike €0.93.


SEC MAIL PROCESSING
RECEIVED
AUG 1 4 2003
WASH, D.C.
SECTION